Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated August 23, 2024 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the derivation of the combined financial statements from the accounting records of United Parcel Service, Inc. (“UPS”), the existence of significant transactions with related parties, and the allocation of certain expenses by UPS), relating to the combined financial statements of Coyote Logistics appearing in the Current Report on Form 8-K of RXO, Inc. filed on September 9, 2024. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, GA

September 9, 2024